Exhibit 99.1

Subject:                 All Staff Memo from Rob Ashe

As it has now been a week since the transaction with IBM has been announced, I wanted to take the opportunity to reach out to all Cognos employees and share a few thoughts and some direction.

First, I want recognize that the past week has been filled with a range of emotions from anxiety to excitement. I have tried to speak to as many employees last week as I could, and I know that Les and Peter have been doing the same. If I could boil down the vast array of comments into a few key thoughts, it would be:  1) that our employees largely understand that this is a good deal for Cognos and for our customers, however, 2) they are uncertain how it might affect them, with employees in certain parts of Cognos feeling a little more anxiety than in others. I appreciate the open communication that I have encountered as I’ve spoken to you.

Second, I want to thank you for your patience, your openness and candor as we disclosed what information we could share with you.  We have begun the early planning for our Integration Planning sessions with IBM. I can say at this early stage, I have found IBM intensely focused on helping us get clarity for employees, to reemphasize their “Growth Story” strategy here and to work with management to ensure a smooth transition.  In that spirit of openness I wanted to let you know that starting next week we will have a regular weekly written communication to all employees with acquisition updates between now and the close of the acquisition.   This will include items such as additions to the employee and customer FAQs, media coverage and acquisition milestones.  I encourage all to look at growing information regarding the acquisition already available on http://Mycognos and Fieldsupport.

Last I want to reiterate my confidence that the combination of IBM and Cognos will be a great step forward for our customers, partners and employees.  It provides us with the best of all worlds: as an independent segment within IBM Information Management we can continue all the good things we have been doing, we have the freedom to pursue our vision of leading the performance management segment as an application-independent supplier, and  we will have the resources, reach, and world-class services of IBM to accelerate that vision.

As always I welcome your feedback.

Rob

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.